                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           ELANTEC SEMICONDUCTOR, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   284155 10 8
                        --------------------------------
                                 (CUSIP Number)

                             Stephen M. Moran, Esq.
                  Vice President, General Counsel and Secretary
                              Intersil Corporation
                            7585 Irvine Center Drive
                                    Suite 100
                            Irvine, California 92618
                                 (949) 341-7000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:

                           Christopher G. Karras, Esq.
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000

                                 March 10, 2002
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
____.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP NO. 284155 10 8                                        Page 2 of 10 Pages
----------------------                                       -------------------
 1    NAME OF REPORTING PERSON

      Intersil Corporation

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      59-3590018

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [_]
      (b) [X]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*

      Not Applicable
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

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                    7     SOLE VOTING POWER

     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                    8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             2,050,675 /(1)(2)/
                   -----------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER

    REPORTING             0
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          0

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,050,675 /(1)(2)/
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2% /(3)/

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14    TYPE OF REPORTING PERSON (See Instructions)

      CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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CUSIP NO. 284155 10 8                                      Page 3 of 10 Pages
--------------------------                            -----------------------

/(1)/ Intersil Corporation has entered into voting agreements, each dated as of March 10, 2002, with certain stockholders of Elantec Semiconductor, Inc. which provide that such stockholders will vote all of the shares of Elantec Common Stock beneficially owned by them in favor of the Merger, the Merger Agreement and the transactions contemplated thereby. Intersil Corporation does not have any rights as a stockholder of Elantec Semiconductor, Inc. pursuant to the voting agreements and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Intersil Corporation that it is the beneficial owner of any of the common stock of Elantec Semiconductor, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

/(2)/ Includes options held by certain stockholders of Elantec Semiconductor, Inc. to purchase up to 1,572,709 shares of Elantec Common Stock.

/(3)/ Based on 23,311,485 shares outstanding, and 1,572,709 shares subject to options deemed to be outstanding, as of March 4, 2002.

                                  SCHEDULE 13D

--------------------------                            -------------------------
CUSIP NO. 284155 10 8                                      Page 4 of 10 Pages
--------------------------                            -------------------------

Item 1 - Security and Issuer

     This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Elantec Common Stock"), of Elantec Semiconductor, Inc., a Delaware corporation ("Elantec").

     The principal executive offices of Elantec are located at 675 Trade Zone Boulevard, Milpitas, CA 95035.

Item 2 - Identity and Background

     (a) - (c), (f) This Schedule 13D is being filed by Intersil Corporation, a Delaware corporation ("Intersil"). The address of the principal office of Intersil is 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618. Intersil is a systems oriented designer and manufacturer of analog and digital integrated circuits for the wireless access and communications analog markets.

     As a result of entering into the voting agreements described in Items 3 and 4 below, Intersil may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Intersil expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

     To the best of Intersil's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Intersil, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

     (d) - (e) During the last five years, neither Intersil nor, to the best knowledge of Intersil, any of the executive officers or directors of Intersil, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

     Intersil entered into an Agreement and Plan of Merger dated as of March 10, 2002, by and among Intersil, Echo Acquisition, Inc., a Delaware corporation and newly formed wholly-owned subsidiary of Intersil ("Merger Sub"), and Elantec (the "Merger Agreement"), providing for the merger (the "Merger") of Elantec with and into Merger Sub, pursuant to which each outstanding share of Elantec Common Stock will be converted into the right to receive: (i) $8.00

                                  SCHEDULE 13D

--------------------------                             -------------------------
CUSIP NO. 284155 10 8                                      Page 5 of 10 Pages
--------------------------                             -------------------------

in cash, without interest, and (ii) 1.24 shares of Intersil Class A common stock. The Merger is subject to certain conditions.

     As an inducement for Intersil to enter into the Merger Agreement and in consideration thereof, certain stockholders of Elantec (collectively, the "Stockholders") entered into voting agreements with Intersil dated as of March 10, 2002 (the "voting agreements"), whereby the Stockholders agreed, severally and not jointly, to vote all of the shares of Elantec Common Stock beneficially owned by them in favor of the Merger, the Merger Agreement and the transactions contemplated thereby. Intersil did not pay additional consideration to any Stockholder in connection with the execution and delivery of the voting agreements. The voting agreements terminate upon the earlier to occur of (1) when the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or such later time as shall be agreed upon by the parties to the Merger Agreement and specified in the Certificate of Merger, or (2) after termination of the Merger Agreement pursuant to its terms. The name of each Stockholder and the number of outstanding shares of Elantec Common Stock beneficially owned by each Stockholder is set forth on Annex A to the voting agreements which is incorporated herein by reference.

     References to, and descriptions of, the Merger Agreement and the voting agreements, respectively, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement and the voting agreements, respectively, included as Exhibits 1 through 10 to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4 - Purpose of Transaction

     (a) - (j) The information set forth, or incorporated by reference, in
Item 3 is hereby incorporated herein by reference.

     Upon consummation of the Merger as contemplated by the Merger Agreement (1) Elantec will be merged with and into Merger Sub and will become a wholly-owned subsidiary of Intersil, (2) the Board of Directors and officers of the surviving corporation will be the Board of Directors and officers of Merger Sub, (3) the Certificate of Incorporation and Bylaws of the surviving corporation will be the Certificate of Incorporation and Bylaws of Merger Sub, (4) Elantec Common Stock will cease to be authorized for listing on

                                  SCHEDULE 13D

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CUSIP NO. 284155 10 8                                      Page 6 of 10 Pages
--------------------------                             -------------------------

the Nasdaq National Market, and (5) Elantec Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and is incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5 - Interest in Securities of the Issuer

     (a) - (b) The number of shares of Elantec Common Stock covered by the voting agreements is 2,056,675 (including 1,572,709 shares subject to options), which constitutes approximately 8.2% of Elantec Common Stock, based on the number of shares of Elantec Common Stock outstanding (and the number of shares subject to options deemed to be outstanding) on March 4, 2002, as represented by Elantec in the Merger Agreement. By virtue of the voting agreements, Intersil may be deemed to share with the Stockholders the power to vote shares of Elantec Common Stock subject to the voting agreements. However, Intersil (1) is not entitled to any rights as a stockholder of Elantec as to the shares of Elantec Common Stock covered by the voting agreements and (2) disclaims any beneficial ownership of the shares of Elantec Common Stock which are covered by the voting agreements. See the information in Items 2 and 3 with respect to the Stockholders and the information in Item 3 with respect to the voting agreements, which information is incorporated herein by reference.

     (c) To the best of Intersil's knowledge as of the date hereof (1) neither Intersil, nor any subsidiary of Intersil nor any of Intersil's executive officers or directors, beneficially owns any shares of Elantec Common Stock and
(2) there have been no transactions in the shares of Elantec Common Stock effected during the past 60 days by Intersil, nor to the best of Intersil's knowledge, by any subsidiary of Intersil or any of Intersil's executive officers or directors.

     (d) Not applicable.

     (e) Not applicable.

     Reference to, and descriptions of, the Merger Agreement and the voting agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the voting agreements, respectively, included as Exhibits 1 through 10 to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

                                  SCHEDULE 13D

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CUSIP NO. 284155 10 8                                      Page 7 of 10 Pages
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Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the voting agreements, respectively, are included as Exhibits 1 through 10 to this Schedule 13D. To the best of Intersil's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between any such persons with respect to any securities of Elantec.

Item 7 - Material to be Filed as Exhibits

Exhibit     Description
-------     -----------

1 Agreement and Plan of Merger dated as of March 10, 2002, by and among Intersil Corporation, Echo Acquisition, Inc., and Elantec Semiconductor, Inc. (incorporated by reference to Exhibit 2.1 of Intersil's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12, 2002).

2 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Richard M. Beyer.

3 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Alden J. Chauvin, Jr.

4 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Brian McDonald.

5 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Mohan Maheswaran.

6 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Rajeeva Lahri.

7 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and James V. Diller.

8 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Chuck K. Chan.

9 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Alan V. King.

10 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Umesh Padval.

11 Amendment to Rights Agreement dated March 10, 2002 by and between Elantec Semiconductor, Inc and Mellon Investor Services LLC.

                                  SCHEDULE 13D

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CUSIP NO. 284155 10 8                                      Page 8 of 10 Pages
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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March ___, 2002
                                          -------------------------------------
                                          Name:  Stephen M. Moran
                                          Title: Vice President, General
                                                 Counsel and Secretary

                                  SCHEDULE 13D

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CUSIP NO. 284155 10 8                                      Page 9 of 10 Pages
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                                   SCHEDULE I

                             DIRECTORS AND OFFICERS
                             OF INTERSIL CORPORATION

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Intersil. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 7585 Irvine Center Drive, Suite 100, Irvine, California 92618.

                               BOARD OF DIRECTORS

Name                       Title and Present Principal Occupation
--------------             ---------------------------------------
Gregory L. Williams        President, Chief Executive Officer of Intersil
                           Corporation
Robert W. Conn             Dean of the Jacobs School of Engineering, University
                           of California, San Diego, and the Walter J. Zable
                           Endowed Chair in Engineering, EBU-17th Floor, 9500
                           Gilman Drive, Rm 7313, La Jolla, CA 92093-0403
Gary E. Gist               President and Chief Executive Officer of Palomar
                           Companies, LLC, 2230 Oak Ridge Way, Vista, CA 92083
Jan Peeters (Canadian)     Chairman, President, Chief Executive Officer of
                           Olameter Inc., 2000 McGill College Avenue, Suite 500,
                           Montreal, Quebec Canada H3A 3H3
Robert N. Pokelwaldt       Retired Chairman and Chief Executive Officer of YORK
                           International Corporation, 45 Burning Tree Court,
                           York, PA 17404
James A. Urry              Partner at Citicorp Venture Capital Ltd., 399 Park
                           Avenue, 14th Floor, New York, NY 10043


                           OFFICERS WHO ARE NOT DIRECTORS

Name                       Title and Present Principal Occupation
--------------             ---------------------------------------
Daniel J. Heneghan         Vice President, Chief Financial Officer and Assistant
                           Secretary
Lawrence J. Ciaccia        Vice President, General Manager, Wireless Networking
Rick E. Furtney            Vice President, General Manager, High Performance
                           Analog
Frank J. Effler, Jr.       Vice President, Worldwide Sales
Stephen M. Moran           Vice President, General Counsel and Secretary
Julie B. Forbes            Vice President, Human Resources

                                  SCHEDULE 13D

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CUSIP NO. 284155 10 8                                        Page 10 of 10 Pages
----------------------                                       -------------------

                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------
1           Agreement and Plan of Merger dated as of March 10, 2002, by and among Intersil Corporation, Echo Acquisition, Inc., and Elantec
            Semiconductor, Inc. (incorporated by reference to Exhibit 2.1 of
            Intersil's Current Report on Form 8-K filed with the Securities and
            Exchange Commission on March 12, 2002).

2 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Richard M. Beyer.

3 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Alden J. Chauvin, Jr.

4 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Brian McDonald.

5 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Mohan Maheswaran.

6 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Rajeeva Lahri.

7 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and James V. Diller.

8 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Chuck K. Chan.

9 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Alan V. King.

10 Company Voting Agreement, dated as of March 10, 2002, by and among Intersil Corporation and Umesh Padval.

11 Amendment to Rights Agreement dated March 10, 2002 by and between Elantec Semiconductor, Inc and Mellon Investor Services LLC.